100 King Street West, 18th Floor,

Toronto, ON M5X 1A1

November 29, 2012

Via EDGAR

Kevin W. Vaughn

Accounting Branch Chief

Securities and Exchange Commission

Washington, D.C.

20549

Re:	Bank of Montreal
Form 40-F for the Fiscal Year Ended October 31, 2011
Filed December 6, 2011
Form 6-K
Filed August 28, 2012
File No. 001-13354

Dear Mr. Vaughn:

I am writing to supplement the Bank of Montreal’s response dated October 16, 2012 specifically to expand our response on your questions, set out below in bold, related to the Allowance for Credit Losses and the Operating and Geographic Segmentation.

We note your definition of unexpected loss (UL) on page 83 and that you use it both to assess the extent and correlation of risks before authorizing new exposures and as part of your allowance for credit losses model. Please revise your future filings to address in greater detail how you use the “unexpected loss” measure and how your use of an expected loss methodology in managing your segments interrelates with your consideration of unexpected loss. Discuss how your unexpected loss measures have changed over time, and clearly identify the factors that affect this measure in general as well as specifically during the periods presented.

As we noted in our initial letter, up to and including the year ended October 31, 2011 we considered unexpected loss in the determination of our general allowance. The Bank’s general allowance was determined by grouping assets into pools based on similar characteristics (e.g. risk rating, industry, and type of loan) and applying expected losses in basis points, where the loss factors for each pool were determined based on a minimum of five years of historical data and a one year loss emergence period. As the portfolio quality and risk ratings change through the cycle, this would be reflected in changes in the overall expected losses as a consequence of loans migrating into categories with higher/lower expected losses. Management judgement was then applied based on a review of factors including current portfolio quality, economic and market conditions and credit trends to reflect the most current view of loss that exists in the portfolio at the reporting period end. When exercising management judgment, consideration was given to upper and lower guidelines with the lower allowance guideline based on expected loss and the upper guideline based on the greater of a multiple of expected loss and the sum of expected and unexpected loss. The upper guideline was generally based on the multiple of expected loss as it was typically greater than the sum of expected loss and unexpected loss.

In anticipation of the adoption of IFRS, we took the opportunity to complete a review of our general allowance (collective allowance under IFRS) methodology, including a review of industry practice. Our approach to the collective allowance was enhanced and the use of unexpected loss in determining the upper guideline was eliminated as it was rarely a factor in the actual determination of the collective allowance, as mentioned above, and it was not consistent with peer practice. The additional refinements made to the methodology under IFRS were primarily to calculate expected losses from risk parameters on a more granular basis and to adjust the loss emergence period for the credit card portfolio to seven months.

The updated approach was run in parallel for 2011, consistent with IFRS requirements and formally implemented for 2012. Since the collective allowance as determined under the refined methodology was consistent with that under the previous methodology, no adjustment was made on transition to IFRS in this respect. We note that the disclosed impact to the collective allowance of $86 million from adopting IFRS was a result of the consolidation of assets that were previously off-balance sheet.

We will include enhanced disclosure on the reason for the change in the collective allowance on the adoption of IFRS in our 2012 40-F filing. We included a description of the collective allowance methodology under IFRS in our notes to the consolidated interim financial statements for the quarter ended January 31, 2012 and we will also include similar disclosure in the consolidated financial statements for the year ended October 31, 2012 included in our 40-F.

The Management’s Discussion and Analysis in our 2012 40-F filings will also include a discussion of the key factors that resulted in a change to the amount of our collective allowance during the year.

We note your disclosure on page 168 that the provisions for credit losses are allocated to each segment based on applying the expected loss methodology to the loans in that segment. You disclose that amounts reported in the Corporate Services segment address the difference between the expected loss methodology and the incurred loss methodology, the latter of which is used for your consolidated reporting. You also disclose that during Fiscal 2011 you transferred $1 billion of impaired real estate secured loans from the P&C U.S. segment to Corporate Services and that prior periods were restated to reflect this transfer. However, the provisions for credit losses for the P&C U.S. and the Corporate Services segments for fiscal 2010 and 2009 were unchanged from the presentation in your 2010 Form 40-F.

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Tell us if the impaired loans transferred to the Corporate Services segment during Fiscal 2011 had provisions recorded during the prior periods presented and if so, why the provision amounts in the P&C U.S. and Corporate Services segments were not restated for Fiscal 2010 and 2009 as your sentence on page 168 seems to imply. To the extent the Corporate Services segment continues to hold loans, revise your MD&A segment discussions in your future filings to separately quantify the ending and average loan balance held and to separately quantify any provisions for credit losses on the loans in this portfolio to allow the reader to differentiate such amounts from any negative adjustment for the difference between expected losses and incurred losses on the other loan portfolios.

As we noted in our initial letter, we transferred impaired loan balances from P&C U.S. to Corporate Services in our third quarter of 2011 and we restated the segments’ balance sheet and income statement for prior periods. The provision for credit losses allocated to the P&C U.S. segment using our expected loss methodology was not restated. For purposes of segment reporting, we allocate expected losses to the segment and record the difference between expected losses and actual losses in Corporate Services.

When loans became impaired, expected loss was no longer allocated to the portfolio and charged to P&C U.S. Therefore there was no restatement of the segment provision for credit losses required when the loans were transferred. While we acknowledge that the loans would have become impaired over time, and expected loss would have been charged while the loans were performing, the total expected loss related to this portfolio was not material in any year and therefore we concluded that restatement of the segment provision for credit loss was not required.

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We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ “Thomas Flynn”

Thomas Flynn

Executive Vice President and Chief Financial Officer

cc:	Bank of Montreal, Audit and Conduct Review Committee
KPMG, LLP

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